EXHIBIT (a)(1)(xiv)

Transcript of Podcast to Employees

AMD Stock Option Exchange Eligible Employee Overview – Transcript of pre-recorded podcast

Welcome to an overview of AMD’s Stock Option Exchange program. My name is Brian Wode. I work in the Corporate Compensation team, based in Austin. I’ll be walking through the material for you today.

By the end of our session, you should be familiar with:

•	basic terminology

•	the program objective

•	the plan design elements

•	the election process

•	the program timeline, and

•	where to go with questions

Let’s start with a quick overview of basic terminology:

•	A stock option is a right, but not an obligation, to buy stock at an agreed-upon price on or after a specific date.

•	A stock appreciation right, or SAR, is a right to receive a bonus equal to the appreciation in the company’s stock over a specified period, and can be settled in cash or shares.

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A restricted stock unit, or RSU, is an unsecured promise by the employer to grant a set number of shares of stock to the employee upon completion of the vesting schedule. RSUs can be settled in cash or shares.

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Exercise price is the price at which an underlying security is purchased. The exercise price is set in advance, generally on the grant date. The difference between the exercise price and the market price at the time the option is exercised is what gives it value.

•	Underwater is a condition when the exercise price of a stock option is higher than the market price of the stock.

•	Vesting is the process by which employees accrue non-forfeitable rights based on a number of years of service, or possibly meeting pre-established performance criteria.

•	The expiration date is the day on which an option contract is no longer valid, and, therefore, ceases to exist.

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Lastly, exchange ratio is the relationship between the number of options exchanged and the number of replacement options. If the exchange ratio is 5 to 1, you will need to give up, or exchange, five options to receive one new option.

Next, the program objective…

•	Which is to allow eligible employees the opportunity to exchange eligible underwater options for fewer replacement options.

•	It is our expectation that the replacement options will provide renewed incentives that are better aligned with the current stock price and AMD’s shareholders.

After the quick overview of the plan design elements, we’ll walk through the design elements one at a time to ensure the plan makes sense. Before I go there, it’s important to point out that the plan was designed to be approved by shareholders. Without their approval, we would not be able to move forward.

First, employee eligibility - all employees who hold eligible options are eligible for the option exchange, except the executive officers, members of the Board of Directors and employees in Russia

Second, eligible options are determined by exercise price, grant date and expiration date.

Third, Exchange Ratios – The higher the exercise price, the lower the value. Since stockholders have approved a value-for-value exchange, you’ll have the opportunity to exchange your underwater options for fewer at-the-money options.

Next, to terms of the replacement options:

•	All replacement options will have a new vesting schedule, and

•	Expiration Dates of replacement options remain the same as the exchanged options.

Regarding grant-by-grant flexibility – you can elect to exchange all or none of a particular grant. You can exchange one grant and not another. You can also decline participation altogether.

Employee eligibility is very straight-forward. The company’s executive officers, Dirk, Bob, Tom and Emilio, are excluded from participation. In addition, the members of the Board of Directors and employees in Russia are also excluded from participation.

That leaves all other current employees. As long as a current employee holds eligible stock options, and remains a current employee through the duration of the offer (July 27, 2009), he or she is eligible to participate.

Approximately 3800 employees are eligible to participate.

Note – some of your colleagues may hold options and still be ineligible to participate, if the options they hold are ineligible for exchange. So, some of them may not receive communication about the option exchange, even if they hold options.

So, let’s talk about option eligibility.

Options eligible for exchange must meet all three of these criteria:

•	Options must have an exercise price greater than the 52 week high, measured on the day we launch the option exchange.

•	Options must have a grant date more than 12 months prior to the launch of the exchange.

•	Lastly, options must have an expiration date later than the first vesting date of the replacement options.

In summary, options must have an exercise price greater than $6.34, a grant date before June 29, 2008, and an expiration date later than July 27, 2010 to be eligible for exchange. All of the options in this example table are eligible for exchange by virtue of their price, grant date and expiration date.

Let’s talk briefly about exchange ratios. If you elect to exchange eligible options, we will replace them with a new grant of fewer options with an exercise price set on the date of the replacement grant.

Let’s say, for example, that you exchange the 4000 options with an exercise price of $12.70. Those 4000 options are far less valuable than 4000 options with an exercise price of $4. We have bucketed similarly priced options into (three) price ranges, with different exchange ratios. Those 4000 options with an exercise price of $12.70 can be exchanged for 800 new options with an exercise price set on the date we close the offer. The exercise price is scheduled to be set on July 27, 2009, unless the offer is extended.

Here’s an overview of the process.

Your first log-in will require your standard NT User Name, and your date of birth, in the format shown above – two digits for birth month, two digits for birth date, and four digits for birth year, with no spaces.

You’ll then be required to change your password.

If you experience difficulties, or forget your password, select the “Need help? EMAIL” above to request assistance from the stock administration team.

The Welcome Screen includes introductory comments, access to important offer documents, Key Steps and Key Dates. After reviewing the important documents, key steps and key dates, you can select one of the MAKE AN ELECTION buttons at the top or bottom, and proceed to the Election Form.

The Election Form displays eligible stock options and is where you will initiate your elections to exchange, or not. Options that are not eligible for exchange will not be visible in the tool.

Please review the material closely. Once you have initiated your elections, and reviewed the rest of the material on the Election Form, you can select NEXT to move on to the Election Exchange Review.

At any time, and as often as you’d like, up until the close of the offer, you can change your elections, agree to the terms and print a new confirmation statement.

The Election Exchange Review allows you to review your elections prior to completing the Election Agreement. If you wish to change your elections, select RETURN TO THE PREVIOUS SCREEN. If you are satisfied with your elections, PROCEED TO ELECTION AGREEMENT where you will

…review and agree to the terms on your election.

It is not necessary to sign the form if you are submitting your election online. You acknowledge the terms of the offer by selecting the I AGREE button on the bottom of the form.

It is not necessary to sign the form if you are submitting your election online.

Once you agree with the terms of the offer, you will view a Confirmation screen. We encourage you to print the confirmation screen and retain it for your records. In addition, you should receive an email confirmation of your election. If you do not receive an email confirmation, you should access the system and complete the election process.

If you wish to make changes, you can do so as often as you’d like up until the program deadline.

A few hints –

•	Do not use your browser’s Back and Forward buttons. Use the navigation buttons built into the tool.

•	Internet Explorer is the only officially supported browser. However, I have been able to manage the election process using Mozilla Firefox.

•	Your session will end with 10 minutes of inactivity. Nothing will be saved unless you complete the election process through to a confirmation.

Let’s run though the timeline.

The program was launched on June 29, 2009. It will be open for 20 business days and you can change your election as often as you’d like during that time.

The offer closes at 11:00 pm Central, on July 27, 2009. The last election as of the deadline represents your final irrevocable election.

There will be no exceptions made after the July 27 11:00 pm Central deadline, unless the offer is extended. If you failed to complete an election, or if you want to change an election after the offer closes, it will be too late.

Your exchanged options will be cancelled effective July 27, 2009 and your replacement options will be granted effective July 27, 2009, with an exercise price equal to the closing price of AMD’s stock on July 27, 2009, or as modified as required under local tax laws outside of the United States.

Replacement options will be visible in your E*Trade account by the end of August. Please note that your exchanged options will also appear in your E*Trade account until the end of August. You may not exercise any options you have elected to exchange.

If you have additional questions after we’re done here today, you have several alternatives…

First, a point about ADVICE – You are making investment and/or retirement decisions. We cannot provide legal, tax or investment advice with respect to the offer. We advise you to consult with your own legal, tax, and investment advisors as to the consequences of participating or not participating in the offer.

You have access to a Q&A document, from the option exchange tool, that will answer many of your questions. Please review the Q&A document.

In addition, you can access the Tender Offer filed with the US Securities and Exchange Commission, from the launch email.

If you have additional questions, please follow up with the Stock Administration Team. Our preferred approach is to send an email to the Stock Administration Team at hrsc.stockadministration@amd.com. That email address is accessible from the option exchange tool. You can also call the Option Exchange Helpline at extension 51174. We’re targeting a response time of no more than 24 hours.

For additional information, we’ll be conducting on-site sessions the week of July 6, in Austin, Boxborough, Markham and Sunnyvale, along with live audio sessions for all geographies. Please see the schedule for more information.

When we launch the exchange, the schedule will include Outlook Meeting invitations that employees can open and save. Access the updated schedule from this hyperlink.

Thanks very much for joining my discussion of AMD’s stock option exchange program.